February 28, 2008


Mr. Stephen R. Hardis
Lead Director
c/o Corporate Secretary
Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, MA 01915

Dear Mr. Hardis:

We continue to believe that with open negotiations a fair price for Axcelis can be achieved either with Sumitomo Heavy Industries or with another interested party. SHI has clearly stated its willingness to offer a higher price if additional information is provided. Such information would no doubt include the data the board currently is using to assign a higher value to Axcelis.

The initial bid of $5.20 per share for Axcelis is clearly too low. Even with strong industry headwinds and lack of traction to-date, it is appropriate to value Axcelis assuming some modest level of Optima success. Our analysis would indicate that a fair price for Axcelis under this scenario would approximate $7.00 to $7.50 per share. This valuation target incorporates 2009 fundamental metrics and is based on a blend of two widely utilized valuation parameters and comparables within the semiconductor capital equipment universe. Importantly, it is our opinion that a purchase price in this stated range provides a fair premium for Axcelis shareholders while affording the buyer an opportunity to earn an adequate return on its investment.

We are disappointed that the board of Axcelis has chosen to not engage SHI and work immediately towards identifying a fair price for the company.
The obvious path to us would be for the board to instruct Goldman Sachs to conduct a process of proactive solicitation of interest. This process would include but not be limited to SHI.

Sterling remains a large owner of Axcelis and will explore all alternatives available to us in an effort to drive shareholder value.

Sincerely,

STERLING CAPITAL MANAGEMENT LLC



Brian R. Walton, CFA
Managing Director

cc: Board of Directors


Axcelis Income Statement Under Moderate Optima Success Scenario

($ in millions, except per share data)
					2009E
Implant Product Revenue 		$180
Other Product Revenue		          60
Service Revenue			         170
Royalty				           0
		Total Revenue		$410

Operating Income 			$  41
SEN Equity Income			    15
Net Interest Expense			    (2)
Taxes 					    (3)
		Net Income		$  51

2009 Est. EPS				$0.50
Shares Outstanding			   102

Tangible Book Value			$4.25


Implied 2009 Valuation of Axcelis Technologies

1.  P/Sales Ratio				$8.84
2.  P/E Ratio					$7.80

Average Implied 2009 Value per Share	$8.32
Present Value of Implied Value		$7.23
(15% Discount)


Notes:
*	Lehman Brothers 2009 implant market assumption of $1.2
billion is utilized
*	ACLS is assumed to capture approximately 20% market share
*	SEN arbitration remains outstanding
*	SEN market share is assumed to be 15%
*	Operating margins are assumed to increase to 10%
*	Tax rate is just 5% as NOLs are utilized



Front End Semicap Equipment Universe Comparables
Price to Sales (2008E)			2.2X
Price to Earnings (2008E)	          15.6X

Company	    Market Cap	Price	P/S	P/E
Applied Materials	$27,271	$19.68	2.9	18.5
ASML	       $10,821	$24.84	1.9	10.8
KLA-Tencor	$7,659	$42.54	3.0	15.0
Lam Research	$5,029	$40.31	2.0	9.7
Mattson Technologies	$306	$6.00	1.3	24.4
Novellus	$2,679	$23.07	2.0	17.0
Varian Semi	$2,449	$32.87	2.4	13.9

	Group Average			2.2	15.6

Source:  Lehman Brothers and First Call Consensus Data
Prices as of 2/22/08